GRAND TOYS INTERNATIONAL LIMITED.
Room UG 202, Floor UG2
Chinachem Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
Contact:
David Fremed
E-mail: davidfremed@grand.com

FOR IMMEDIATE RELEASE

Grand Toys announces new Board member

Hong Kong - August 8, 2007. Grand Toys International Limited (Nasdaq: GRIN) today announced the appointment of Matthew Baile as a new independent director of Grand effective immediately.

Mr. Baile has 20 years experience in consumer electronics product development, manufacturing and sales. As well as running his own product development consultancy firm, Centaurus Limited, he has worked with companies such as Philips, BMW and Rover Group as well as established consumer electronics brands such as Franklin and Lexibook. He has undertaken diverse management roles including product management, outsourcing consultancy, chief operating officer of Lexibook and Vice President of Product Development at Franklin Electronic Publishers Inc. He specializes in strategic planning, rapid product development and outsourcing. In his spare time he collaborates with the Hong Kong Government and the University of Science and Technology in research into micro fuel cells.

Jeff Hsieh, Grand’s CEO, commenting on Mr. Baile’s appointment, stated, “We are delighted that Matthew has decided to join the Board of Grand Toys. Matthew brings with him significant industry and operating experience and I am confident he will prove a valuable addition to our Board. We believe we have a good balance of experienced individuals on our Board to take the Company to a new level and I look forward to working closely with them.”

About Grand Toys International Limited: Grand Toys International Limited is an international company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand Toys, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods. Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years. Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.
Additional information on Grand can be found on its website at www.grand.com. Additional information on Hua Yang can be found on www.huayangprinting.com. Additional information on Kord can be found on www.kordparty.com. Additional information on International Playthings, Inc. can be found on its website at www.intplay.com.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and upon information available to Grand Toys as of the date of this press release and are subject to changes in circumstances. Such statements are not promises or guarantees and are subject to risks and uncertainties that could cause our actual results to differ materially from those anticipated. Grand Toys does not have any intention or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Grand Toys cautions you not to place undue reliance upon any such forward-looking statements. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.